Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

March 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Asure Software, Inc.
Registration Statement on Form S-3
File No.  333-216075

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asure Software, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 3, 2017, or as soon thereafter as possible.

If you have any questions, please call Jeffrey C. Robbins of Messerli & Kramer P.A. at (612) 672-3706. Thank you for your assistance.
 Very truly yours,
ASURE SOFTWARE, INC.

By   /s/ Patrick Goepel
Patrick Goepel, President and CEO